KIRKLAND LAKE GOLD EXTENDS HIGH-GRADE GOLD MINERALIZATION AT MACASSA, NEW GOLD
SYSTEM DISCOVERED AT DEPTH

•	South Mine Complex (“SMC”) extended 259 metres to east of known resource (key intercepts: 65.8 g/t over 2.1m, 160.3 g/t over 0.3m, 19.2 g/t over 0.9m)

•	Mineralization in Lower SMC extended 65m to depth (key intercepts: 224.2 g/t over 1.8m)

•	Lower SMC extended 60m to west (key intercepts: 302.1 g/t over 0.8m, including 530.7 g/t over 0.4m)

•

High-grade mineralization intersected in new hangingwall system discovered in Lower SMC (key intercepts: 82.6 g/t over 1.7m, including 214.4 g/t over 0.6m, 1,336.5 g/t over 1.4m, including 4,081.7 g/t over 0.5m).

Toronto, Ontario – June 28, 2017 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (OTCQX:KLGDF) is pleased to report new high-grade drill intercepts from underground exploration drilling on the South Mine Complex (“SMC”) at the Macassa Mine, Kirkland Lake, Ontario. Recent results from twenty-five diamond drill holes totaling 12,068 metres (“m”) utilizing two drill rigs have intersected newly discovered mineralization extending the SMC east of the currently defined resource area and extending the current resource area on the Lower SMC Zone. In addition, drilling in the Lower SMC returned significant high-grade mineralization resulting in the discovery of a new hangingwall system. Follow up drilling on the new system is planned during the remainder of 2017.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: "The results announced today demonstrate the significant opportunity we have to grow resources and extend mine life at our world-class, high-grade Macassa mine. The mine is our Canadian flagship operation with current reserves totalling 2.0 million ounces at an average grade of 20.8 grams per tonne, a large base of resources to support future growth, and expected 2017 production of over 190,000 ounces at operating cash costs of under $550 per ounce. Today’s drill results include the intersection of new high-grade mineralization with visible gold associated with the easterly strike extension of the SMC. Also encouraging is the continued expansion of the Lower SMC Zone, including the discovery of a new hangingwall gold system that returned multiple high-grade intersections and represents an important new target for future exploration drilling.

“We currently have two underground drill rigs in operation to further explore for expansion opportunities in the SMC. Additionally, we have five surface drills working as part of a program to test the easterly strike extension of the SMC Zone and the Amalgamated Break, both of which are high priority targets for the Company. Results of this program will be released as they become available.”

Underground Drilling Program Continues to Extend SMC to East

Recent drilling conducted from the easternmost drill station on the 5300 foot level (“5300 Level”) concentrated on both infilling gaps in drill hole coverage and expanding the SMC to the east, with SMC-style mineralization extending an additional 259m east of the year-end mineral resource outline. Seventeen drill holes (7,603m) were completed during this phase of drilling, with assays are pending from three of the drill holes (reference figures 2 and 4).

Drill hole 53-3225 returned 160.3 g/t(1) over a core length of 0.3m with a second zone returning 19.2 g/t(1) over a core length of 0.9m. These two intersections represent the furthest east underground exploration drilling results to date and are located 259m east of the currently defined resource area.

Drill hole 53-3224 returned 65.8 g/t(1) Au over a core length of 2.1m. This intersection extends the SMC approximately 213m east of the current resource area. Surface drilling indicates that mineralization associated with the SMC may extend an additional 600m further east from drill hole 53-3224 as reported in the Company’s press release dated January 19th, 2016 (DD AB-15-92, 29.5 g/t over 0.3m core length).

Most of the drilling in this program is considered reconnaissance in nature, testing both potential strike and depth extensions to the SMC, along a strike length of approximately 300m and to a vertical depth of 366m below the drill bay on the 5300 Level east exploration drift. The drilling follows up on the reconnaissance surface exploration program that was reported in the Company’s press releases dated November 3, 2015 and January 19th, 2016. The mineralization encountered to date is typical SMC style, with shallow dipping veins mineralized with fine visible gold and tellurides and hosted within both feldspar porphyry and basic syenite. At least five individual vein sets have been intersected with follow up drilling currently underway at closer-spaced centres to define potential resources. The SMC remains open to the east along strike and up dip. The Company is in the process of extending the 5300 Level east exploration drift 152m east with 111m completed to date. A new drill bay will be excavated in August with a second drill scheduled to continue step out drilling to the east in September.

Three of the drill holes, collared at shallow dips, were extended to test for potential mineralization associated with the historically-mined Main Break at the former Kirkland Minerals Mine, and below the lowest level (5850 foot elevation). Two of the three drill holes intersected structure and veining that the Company believes may be associated with, and hangingwall to, the Main Break. Drill hole 53-3218 returned 318.2 g/t over a core length 0.3m at the 6471 foot elevation and 13.4 g/t over a core length of 0.9m at the 6718 foot elevation. Drill hole 53-3220 returned 72.3 g/t over a core length of 0.8m, including 161.5 g/t over a core length of 0.3m, at the 6062 foot elevation. A second vein returned 15.1 g/t over a core length of 0.5m at the 6074 foot elevation. The 5300 Level east exploration drift is ideally located for follow-up drilling on this new exploration opportunity.

Underground Drilling Continues to Expand Lower SMC to Depth and to West

The drill platforms are located on both the east and west end of the 5300 Level exploration drifts (reference Figures 1, 2 & 4). Eight diamond drill holes (4,465 metres) have been completed to date, with one drill hole abandoned due to deviation. Drilling is expected to continue for the remainder of the year. Of particular significance are results from drill hole 53-3165 which include the intersection of high-grade mineralization in a newly discovered hangingwall, demonstrating strong potential for further expansion and mineral resource conversion. Key results in the new discovery area include hole 53-3165 which intersected 82.6 g/t Au over a 1.7m core length, including 214.4 g/t(1) Au over a 0.6m core length, as well as hole 53-3144 which intersected 1,336.5 g/t Au over a 1.4m core length, including 4,081.7 g/t(1) Au over a 0.5 m core length.

Other results from underground drilling on the 5300 Level include hole 53-3146 which intersected 224.2 g/t(1) Au over 1.8m (Estimated True Width “ETW” 0.7m) approximately 65m below previously reported drilling. Hole 53-3165 intersected 302.1 g/t Au over 0.8m (ETW 0.3m), including 530.7 g/t(1) Au over 0.4m (ETW 0.1m) . The hole demonstrated a continuing southeast trending plunge to the mineralization, and extended the resource area approximately 60m to the west.

Intersections in this release on both the New South Zone and FW-3 zones are clustered in close proximity and will have no impact on the existing resources or reserves associated with these zones. Recent drilling from the easternmost drill bay, has demonstrated that SMC-style mineralization continues to extend approximately 700 feet east of the 2016 year-end mineral resource outline. Additional drilling is in progress at this time, with the exploration objective of expanding SMC mineralization to the east.

The Lower SMC represents a steep dipping splay from the New South Zone, with the two zones intersecting at 5200 foot elevation. The zone exhibits a gradual steepening in dip from -50 degrees to -80 degrees at depth, and has been intersected as deep as 7027 foot elevation where it remains open to depth. The dip is unique to the SMC which generally exhibits much shallower dipping geometry (reference Figure 3).

Qualified Person

The Company’s exploration programs at Macassa are conducted under the supervision of Stewart Carmichael, P.Geo., Regional Exploration Manager. Mr. Carmichael is the ‘qualified person’ for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators, and has reviewed and approved the scientific and technical information in this news release.

QA/QC Controls

The Company has implemented a quality assurance and control (“QA/QC”) program to ensure sampling and analysis of all exploration work is conducted in accordance with best practices. The drill core is sawn in half with one half of the core samples shipped to Swastika Laboratories in Swastika, Ontario. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of certified reference standards, blanks and the regular re-assaying of pulps and rejects at alternate certified labs. Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

Non-GAAP Measures

Operating cash costs per ounce sold is a Non-GAAP measure. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion, share-based payment expenses and reclamation costs. Operating cost per ounce is based on ounces sold and is calculated by dividing operating cash costs by gold ounces sold. For a full review of non-GAAP measure disclosures, please see the Company’s press release, entitled, “Kirkland Lake Gold Reports Strong Financial Results in Q1 2017; Improves 2017 Outlook with Increased Production and Reduced Costs,” issued on May 4, 2017.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2017 production targeted at 530,000 - 570,000 ounces of gold from mines in Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Cautionary Note Regarding Forward-Looking Information

This Press Release contains statements which constitute ”forward-looking statements” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made such as, without limitation, opinion, assumptions and estimates of management regarding the Company’s business, including but not limited to; the continued exploration programs on the SMC mineralization, the timing and results thereof; the ability to continue to expand the SMC and to increase its level of resources and the timing thereof; the potential to increase the level of resources and reserves; the amount of future production over any period; and assumptions made relating to operating cash costs. Such opinions, assumptions and estimates, are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the United States Dollar), possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral reserves and resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the Company's annual Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2016, and the Company’s Management's Discussion for the first quarter ended March 31, 2017, filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com

(1) Visible gold present in drill intercept, ETW - Estimated True Width, All drill results are presented in Tables 1 and 2.

Figure 1: 5300 Level Location Plan Showing Area Relative to #3 Shaft

Figure 2: Plan View Showing Exploration Results from 5300 Exploration Drift

Figure 3: Longitudinal View (Looking North) Showing Latest Drill Hole Intersections on Lower SMC

Figure 4: Plan View 5300 Level East Showing Latest Drill Hole Intersections

Table 1: SMC East Underground Exploration (5300 Level)

Table 1, below summarizes the latest SMC East underground drilling results in metric values:

DRILL HOLE	ZONE	DIP (degree)	AZIMUTH (degrees)	FROM (m)	TO (m)	CORE LENGTH (m)	ASSAY (g/t)	CUT (g/t)
53-3137	SMC	-24	025	556.0	556.7	0.7	8.2	-
53-3139	SMC	-30	028	275.4	275.7	0.3	19.9	-
	SMC			288.1	288.6	0.5	16.5
	SMC			322.6	322.9	0.3	13.0	-
53-3140	SMC	-74	314	198.3	199.8	1.5	10.3	-
	SMC			265.8	267.0	1.2	14.4	-
	SMC			495.3	496.0	0.7	24.0	-
53-3159	SMC	-75	287				No Significant Values	-
53-3160	SMC	-74	348	206.7	207.3	0.5	11.7	-
	SMC			358.4	358.9	0.5	7.2	-
53-3214	SMC	-62	340	201.7	202.4	0.7	202.6, VG	-
53-3215	SMC	-68	343	206.2	206.7	0.5	22.3	-
	SMC			294.3	294.8	0.5	88.1	-
53-3216	SMC	-66	357	196.7	197.0	0.3	203.0 VG,Tell	-
	SMC			212.2	212.5	0.3	34.3 VG, Tell	-
53-3218	SMC	-36	015	233.2	234.1	0.9	146.4	67.2*
Including				233.2	233.6	0.4	290.4 VG,Tell	-
	SMC			268.1	268.4	0.3	25.4	-
Main Break Related?				667.6	667.9	0.3	318.2, VG	-
Main Break Related?				810.6	811.5	0.9	13.4	-
53-3219	SMC	-36	351				Assays Pending	-
53-3220	Main Break Related?	-25	005	692.7	693.5	0.8	72.3	56.9
Including				693.2	693.5	0.3	161.5, VG	-
Main Break Related?				708.4	708.9	0.5	15.1	-
53-3221	SMC	-49	010				Assays Pending	-
53-3222	SMC	-36	024	269.0	269.4	0.4	18.2	-

DRILL HOLE	ZONE	DIP (degree)	AZIMUTH (degrees)	FROM (m)	TO (m)	CORE LENGTH (m)	ASSAY (g/t)	CUT (g/t)
	SMC			280.6	281.3	0.7	39.4	-
	SMC			291.8	292.3	0.5	16.5	-
	SMC			294.0	295.3	1.3	9.6	-
53-3223	SMC	-47	032	247.7	248.2	0.5	247.9, VG	-
53-3224	SMC	-62	034	217.2	219.3	2.1	65.8	-
Including				217.2	217.6	0.4	118.6, VG	-
and				217.6	218.1	0.5	101.8	-
and				219.0	219.3	0.3	66.9	-
53-3225	SMC	-36	040	350.2	350.5	0.3	160.3, VG	-
	SMC			380.9	381.8	0.9	19.2, VG	-
53-3226							Assays Pending	-

NSV = No significant value, VG = Visible Gold; Tell = Tellurides; *Cut = cut to 120.0 g/t.

True widths have not been determined at this time.

Table 2: Lower SMC Underground Exploration (5300 Level)

The table below summarizes the latest underground drilling results in metric values:

DRILL HOLE	ZONE	DIP (degree)	AZIMUTH (degrees)	FROM (m)	TO (m)	CORE LENGTH (m)	TRUE WIDTH (m)	ASSAY (g/t)	CUT (g/t)
53-3143	New South	-71	351	75.7	76.6	0.9	0.7	96.1, VG	-
	FW-3			113.2	113.6	0.4	0.4	92.0, VG	-
53-3144	New HW	-76	331	161.5	162.9	1.4	?	1,336.5	46.8*
Including				161.5	162.0	0.5	?	4,081.7, VG
	Lower SMC			545.6	548.9	3.3	1.0	26.4	-
Including				545.6	546.3	0.7	0.3	81.8, VG
and				546.3	546.6	0.3	0.1	35.9, VG
	New FW			586.4	586.7	0.3	?	61.5	-
53-3145	New South	-77	347	84.4	85.3	0.9	0.9	19.6	-
	FW-3			118.2	118.5	0.3	0.3	44.9, VG	-
	Lower SMC			551.1	551.7	0.6	N/C	9.5	-
	AK Break?			804.6	804.9	0.3	?	29.3	-

DRILL HOLE	ZONE	DIP (degree)	AZIMUTH (degrees)	FROM (m)	TO (m)	CORE LENGTH (m)	TRUE WIDTH (m)	ASSAY (g/t)	CUT (g/t)
53-3146	FW-3	-73	349	115.9	116.2	0.3	0.3	43.5, VG	-
	Lower SMC			466.6	468.4	1.8	0.7	224.2	64.5*
Including				466.6	467.0	0.4	0.2	748.5, VG, Tell
and				467.0	467.3	0.3	0.1	73.7, VG, Tell
and				467.3	467.7	0.4	0.1	90.5, VG
53-3162	New HW	-60	266	388.8	391.2	2.4	?	5.1	-
	New HW			438.3	438.9	0.6	?	10.1
	Lower SMC			457.7	458.1	0.4	N/C	NSV	-
	New FW			512.4	513.2	0.8	?	16.8	-
53-3163	New South	-65	268	91.7	92.2	0.5	0.4	11.3	-
	FW-3			130.4	130.7	0.3	0.3	25.3, VG	-
	New HW			450.7	451.2	0.5	?	24.7, VG	-
	Lower SMC			530.4	531.2	0.8	N/C	3.1	-
53-3164	FW-3	-65	275	125.1	125.4	0.3	0.3	12.3, VG	-
	Lower SMC			465.8	467.1	1.3	N/C	2.1	-
	New FW			533.4	533.7	0.3	?	19.2, VG	-
53-3165	New HW	-71	280	489.1	490.8	1.7	?	82.6	50.0*
Including				489.1	489.7	0.6	?	214.4, VG, Tell
	Lower SMC			506.9	507.7	0.8	0.3	302.1	112.5 *
Including				506.9	507.3	0.4	0.1	530.7, VG, Tell
And				507.3	507.7	0.4	0.2	105.8, VG

NSV = No significant value, VG = Visible Gold; Tell = Tellurides; *Cut = cut to 120.0 g/t.
? = True width unknown
N/C = True width not calculated, will not make minimum requirements for resource definition.
Drill hole 53-3143 was abandoned due to excessive deviation at 137m and did not reach the targeted depth (441m).